VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Sharon Blume, Assistant Chief Accountant

Re: BankUnited, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 001-35039

Dear Ms. Blume:

On behalf of BankUnited, Inc. (the “Company”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 23, 2013, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on February 25, 2013 (the “10-K”).

For the Staff’s convenience, the Staff’s comment has been reproduced below in italics, with the response to a particular bullet set out immediately under the bullet. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Staff’s comment letter. Capitalized terms used but not defined herein have the meanings given to them in the 10-K.

Form 10-K for Fiscal Period Ended December 31, 2012

Note 5. Loans and Allowance for Loan and Lease Losses, page F-39

1.
Please provide us with examples and related calculations of the following. Please note that the information requested is for informational purposes and, therefore, need not represent your actual loans pools. Representative examples will be sufficient.

Response:

The following base case assumptions underlie the representative example utilized by the Company in its response.  The tables herein are provided in order to illustrate the example and may not sum due to rounding.

•
A bank acquires a group of delinquent loans that each individually meet the scope of FASB ASC 310-30 for $150.  Based on the homogenous nature of the group of loans, the bank assembles the loans into a single pool.

•
The bank initially expects to collect cash flows of $550 over five years which will generate an annualized level yield of approximately 81% over the life of the pool. This is the discount rate that equates the present value of expected cash flows over the life of the pool to its purchase price.

•
Expected cash flows include $50 per year from resolution of loans and an additional $300 in the second year from the sale of loans to a third party via an auction.  The actual population of loans identified for sale will be determined during the second year based on facts and circumstances pertinent at that time.

•	Contractual cash flows, which, for simplicity of this example, are assumed to equal the unpaid principal balance (“UPB”), total $1,000 for the pool of loans.
•	The bank expects to incur a 45% loss on each dollar of UPB resolved or sold.
•
Loans resolved, whether by sale, foreclosure or other means, are removed from the pool when resolved at carrying value (“CV”), which is equal to the UPB of the loans multiplied by one minus the nonaccretable discount percentage, or expected loss percentage, for the pool as of the last cash flow reforecast.

o	nonaccretable discount percentage of 45% = $450 of expected loss / $1,000 of UPB

Table 1 below presents an overview of these assumptions:

Table 1 – Original Expectations
Contractual cash flows	$1,000
Nonaccretable difference	$(450)
Expected cash flows	$550
Accretable yield	$(400)
Carrying value	$150
Nonaccretable discount percentage	45%
Accretion rate	81%

Expected sale UPB	$545
Expected cash flow from sale	$300
Expected annual UPB of resolutions	$91
Expected annual cash flow from resolutions	$50

Table 2 presents expected cash flows, expected loss, and expected changes in UPB by year, as well as the impact on carrying value of the pool by year if cash flows occur as originally expected over the life of the pool. Accretion is calculated by multiplying the beginning carrying value of the pool by the accretion rate of 81%. If cash flows occur as expected, the carrying value of resolved loans will equal proceeds.

Table 2 - Cash Flow Forecast and Expected Rollforward of Carrying Value
Year	Expected Cash Flows	Expected Loss	Change in UPB	Beginning Carry Value	Accretion	CV of Resolved Loans(1)	Ending Carrying Value
1	$50	$41	$91	$150	$122	$(50)	$222
2	$350	$286	$636	$222	$180	$(350)	$51
3	$50	$41	$91	$51	$42	$(50)	$43
4	$50	$41	$91	$43	$35	$(50)	$28
5	$50	$41	$91	$28	$22	$(50)	$(0)
Total	$550	$450	$1,000		$400	$(550)

(1)	Carrying value of disposed loans equals UPB of disposed loans times one minus the nonaccretable discount percentage of the pool

Table 3 illustrates the accounting entries that would be made each year if cash flows occur as originally expected over the life of the pool:

Table 3 – Accounting Entries Based on Original Expectations
Year	UPB (Cr) Dr	Nonaccretable Discount (Cr) Dr	Cash (Cr) Dr	Interest Income (Cr) Dr	Accretable Discount (Cr) Dr	Non Interest Income (Cr) Dr
1	$(91)	$41	$50	$(122)	$122	—
2	$(636)	$286	$350	$(180)	$180	—
3	$(91)	$41	$50	$(42)	$42	—
4	$(91)	$41	$50	$(35)	$35	—
5	$(91)	$41	$50	$(22)	$22	—
Total	$(1,000)	$450	$550	$(400)	$400	—

•
A pool being reduced to a zero carrying amount. Please describe all material assumptions both before and after the carrying amount has been reduced to zero and the relevant facts that reduced the carrying value to zero. Also provide the debits/credits and calculations to support the debits/credits.

To illustrate how the carrying value of a pool would be reduced to zero, assume the following:

•	During the first year, the bank recognizes accretion of $122 and resolves $91 of UPB at a 45% loss, as expected.
•	During the second year, the bank recognizes accretion of $180 and resolves $91 of UPB.
•
Based on facts and circumstances at the time, the bank elects to sell $640 in UPB of loans, $95 greater than the $545 expected at acquisition.  All of the loans are sold or otherwise resolved at a 45% loss, consistent with original expectations.

•	For simplicity of this example, there were no changes in expected cash flows from the date of acquisition through the date of the most recent cash flow reforecast.

Table 4 presents changes in the carrying value of the pool in years 1 and 2 under these revised assumptions about the amount of loans sold from the pool in year 2:

Table 4 – Actual Cash Flows and Rollforward of Carrying Value
Year	Actual Cash Flows	Actual Loss	Change in UPB	Beginning Carry Value	Accretion	CV of Resolved Loans(1)	Ending Carrying Value
1	$50	$41	$91	$150	$122	$(50)	$222
2	$402	$329	$731	$222	$180	$(402)	—

(1)	Carrying value of disposed loans equals UPB of disposed loans times one minus the nonaccretable discount percentage of the pool

Reducing the carrying value of the pool by the carrying value of the loans resolved ($50) and sold ($352) during the second year results in an ending pool carrying value of zero. At this point, the sum of nonaccretable discount and accretable discount is equal to the UPB of loans remaining in the pool.

Table 5 illustrates the accounting entries that would be made in years 1 and 2 under the revised loan sale assumption:

Table 5 – Accounting Entries Based on Actual Loan Sale (2 years)
Year	UPB (Cr) Dr	Nonaccretable Discount (Cr) Dr	Cash (Cr) Dr	Interest Income (Cr) Dr	Accretable Discount (Cr) Dr	Non Interest Income (Cr) Dr
1	$(91)	$41	$50	$(122)	$122	—
2	$(731)	$329	$402	$(180)	$180	—

•
A loan being removed from a pool with a zero carrying amount by sale. Please describe all material assumptions related to the pool both before and after the loan is removed. Also provide the debits/credits and calculations to support the debits/credits.

Response:

Loans are removed from a pool with a zero carrying value, whether by sale or resolution by other means, as illustrated in year three of Table 6 below, by recording a credit to UPB in the amount of the UPB sold or resolved ($91), a debit to cash in the amount of the consideration received ($50), and a debit to nonaccretable discount in the amount of the actual loss ($41). Contemporaneously, a credit to income and a debit to accretable discount are recorded in the amount of the consideration received ($50).  As illustrated in Table 6, the total amount of accretable yield recognized is not changed as a consequence of the pool’s zero carrying value. The accounting entries are not impacted by the form of resolution; in other words, the entries to record a sale are the same as entries to record a resolution by another means such as foreclosure or cash settlement with a borrower.

Table 6 – Accounting Entries Based on Actual Loan Sale (5 years)
Year	UPB (Cr) Dr	Nonaccretable Discount (Cr) Dr	Cash (Cr) Dr	Interest Income (Cr) Dr	Accretable Discount (Cr) Dr	Non Interest Income (Cr) Dr
1	$(91)	$41	$50	$(122)	$122	—
2	$(731)	$329	$402	$(180)	$180	—
3	$(91)	$41	$50	$(50)	$50	—
4	$(87)	$39	$48	$(48)	$48	—
5	—	—	—	—	—	—
Total	$(1,000)	$450	$550	$(400)	$400	—

As mentioned in the Company’s response on June 21, 2013 to the Staff’s letter dated May 31, 2013, neither the timing nor the classification of income would differ materially if the carrying value at the end of the second period had instead been reduced to an amount slightly greater than zero and a new accretion rate been calculated.

•
A loan being removed from a pool with a positive carrying amount by sale. Please describe all material assumptions related to the pool both before and after the loan is removed. Also provide the debits/credits and calculations to support the debits/credits.

Response:

Table 3, using the base case assumptions of a sale of $545 in UPB of loans for proceeds of $300 in year 2, illustrates the accounting entries made upon removal of loans from a pool with a positive carrying value. This table is reproduced below for the Staff’s convenience:

Table 3 – Accounting Entries Based on Original Expectations
Year	UPB (Cr) Dr	Nonaccretable Discount (Cr) Dr	Cash (Cr) Dr	Interest Income (Cr) Dr	Accretable Discount (Cr) Dr	Non Interest Income (Cr) Dr
1	$(91)	$41	$50	$(122)	$122	—
2	$(636)	$286	$350	$(180)	$180	—
3	$(91)	$41	$50	$(42)	$42	—
4	$(91)	$41	$50	$(35)	$35	—
5	$(91)	$41	$50	$(22)	$22	—
Total	$(1,000)	$450	$550	$(400)	$400	—

The sale results in the following journal entry:
Cash (proceeds received)	$300
Nonaccretable discount (UPB * loss percentage)	$245
UPB		$545

Although, for simplicity, not applicable in the example provided, a debit or credit to non-interest income would be recognized to the extent the carrying value exceeds or is less than consideration received, respectively.  The effective yield on the remaining pool is unaffected as a result of the loan sale.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,
/s/ Dwight S. Yoo
Dwight S. Yoo

cc:      Leslie Lunak, Chief Financial Officer, BankUnited, Inc.